ELECTRONIC DATA SYSTEMS CORPORATION

                          EDS PUERTO RICO SAVINGS PLAN




                                    FORM 11-K

                                  ANNUAL REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                         FILED PURSUANT TO SECTION 15(d)
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 1998

                                       OR

_ TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from ________ to ________


                         Commission file number 1-11779


                          EDS PUERTO RICO SAVINGS PLAN
                            (Full title of the plan)

                       Electronic Data Systems Corporation
                                5400 Legacy Drive
                             Plano, Texas 75024-3105
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)

       Registrant's telephone number, including area code: (972) 604-6000


     Notices and communications from the Securities and the Exchange Commission relative to this report should be forwarded to:

                                             H. Paulett Eberhart, Senior
                                               Vice President
                                             Electronic Data Systems Corporation
                                             5400 Legacy Drive
                                             Plano, Texas  75024-3105

FINANCIAL STATEMENTS AND EXHIBIT

(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                  Page No.

        EDS Puerto Rico Savings Plan:
              Independent Auditors' Report...........................     4
              Basic Financial Statements:
                  Statements of Net Assets Available for Benefits -
                      December 31, 1998 and 1997.....................     5
                  Statements of Changes in Net Assets Available for
                      Benefits - Years Ended December 31, 1998
                      and 1997.......................................     6
                  Notes to Financial Statements - December 31, 1998
                  and 1997 ..........................................     7
              Supplemental schedules:
                  Line 27(a)-Schedule of Assets Held for
                      Investment Purposes - December 31, 1998........    16
                  Line 27(d)-Schedule of Reportable Transactions -
                      Year Ended December 31, 1998...................    17

        Supplemental schedules not listed above are omitted as the required in-formation is not applicable or the information is presented in the financial statements or related notes.

(b)     EXHIBIT

        Exhibit 23    Consent of Independent Auditors................    18

                                   SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Puerto Rico Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           EDS PUERTO RICO SAVINGS PLAN
                                           ------------------------------
                                                    (Name of plan)

                                           Electronic Data Systems Corporation
                                           Plan Administrator

Date:  June 29, 1999                       By:  /s/  John Adams
                                               ---------------------------------
                                               John Adams, Vice President and
                                               Controller

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

The Trustee
EDS Puerto Rico Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                     /s/ KPMG LLP

Dallas, Texas
June 4, 1999

                          EDS PUERTO RICO SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 1998 and 1997


                                                                 1998                   1997
                                                                 ----                   ----
Assets:
Investments (note 4):

     Income Fund, at contract value                           $  7,696               $  5,686

     Investments in stocks, bonds and mutual funds,
          at quoted market prices                              697,093                555,027

     Loan Fund, at unpaid principal balance
         which approximates fair value                          12,533                 19,996
                                                               -------                -------
               Total Investments                               717,322                580,709

Contributions receivable                                         1,197                  2,619

Refunds payable (note 2)                                       (27,697)               (35,898)
                                                               -------                -------

               Net assets available for benefits              $690,822               $547,430
                                                               =======                =======


See accompanying notes to financial statements.


                          EDS PUERTO RICO SAVINGS PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 1998 and 1997

                                                    1998              1997
                                                    ----              ----
Additions to net assets attributed to:
     Investment income:
         Net appreciation in fair value
          of investments (note 4)                $  42,149          $13,420
         Interest                                   17,939           18,955
         Dividends                                  23,334           14,976
                                                   -------          -------

               Total investment income              83,422           47,351

     Contributions                                  81.037           55,789
                                                   -------          -------
               Total additions                     164,459          103,140

Deductions from net assets attributed
  to benefits paid and withdrawals                 (21,067)         (14,501)
                                                   -------          -------
               Net increase                        143,392           88,639

Net assets available for benefits at:
     Beginning of year                             547,430          458,791
                                                   -------          -------
     End of year                                  $690,822         $547,430
                                                   =======          =======

See accompanying notes to financial statements.

                          EDS PUERTO RICO SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


1.  Description of Plan

    The EDS Puerto Rico Savings Plan (the Plan) became effective July 16, 1993, with employees admitted to the Plan on this date. As used herein, the terms "the Company", and "Employer" refer to EDS International Corporation, a wholly owned subsidiary of Electronic Data Systems Corporation ("EDS"). The following description of the Plan reflects all Plan amendments as of December 31, 1998 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

a.  General

    The Plan is a qualified  profit  sharing  plan with  provisions  pursuant to
Section 165 of the Puerto Rico Income Tax Act of 1954, as amended (ITA), covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the completion of at least one hour of service with the Employer.

    The Vanguard Fiduciary Trust Company (Vanguard) is the asset custodian and record-keeper for the Plan. Banco Santander is the trustee of the Plan. The Vanguard Group of Investment Companies manages 9 of the 11 investment funds of the Plan. The Plan's Investment Committee has responsibility for managing the Income Fund and the EDS Stock Fund and for selecting the investment funds for employee-directed investments.

    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the U.S. Internal Revenue Code of 1986 ("Code"), as amended. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan has nine investment funds as of December 31, 1998:

         the Income Fund, a fixed income fund;
         the EDS Stock Fund, a fund consisting of EDS common stock;
         the Vanguard Wellington Fund  (Vanguard  Wellington), a stock and  bond mutual fund;
         the Vanguard  U.S.  Growth  Portfolio (Vanguard  U.S.), a  growth stock mutual fund;
         the Vanguard  International  Growth Portfolio (Vanguard International),
           a growth stock mutual fund investing in foreign companies;
         the Vanguard  Growth and Income Portfolio (Vanguard Growth and Income),
           a growth and income stock mutual fund;
         the Vanguard  Money Market  Reserves-Prime  Portfolio  (Vanguard  Money
           Market), a short-term  investment fixed income fund;
         the Vanguard Bond  Index Fund, an intermediate  term bond fund;
         and the  Vanguard  Federal Money Market Fund  (Vanguard  Federal  Money
           Market), a long-term  government-backed instrument fixed income fund.

    All of the administrative expenses of the Plan are paid by the Company with the exception of loan application fees. All investment expenses are paid from the investment funds.

b.   Contributions

    Contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between one percent and ten percent of their total compensation subject to: (1) a maximum annual contribution of $10,000, (2) a maximum annual eligible compensation of $160,000 per participant, and (3) limitations imposed to ensure a fair mix of participation among employees. A participant may elect, up to four times annually, to change his/her designated percentage of compensation deferred.

                          EDS PUERTO RICO SAVINGS PLAN

                          Notes to Financial Statements



     On July 1, 1998, the Company began to match 25% of employee contributions up to 6% of an employee's salary. The matching contributions are made in EDS stock which is restricted from trade for two years, based on the trade date.

c.   Withdrawals

     Withdrawals are allowed under certain circumstances. Hardship withdrawals are available once a participant has exhausted all other available financial resources, including Plan loans. Upon the approval of the Plan Administrator, a participant may withdraw an amount equal to but not in excess of the expense of the hardship. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need and meet other plan requirements for withdrawal. In addition, participants age 59 1/2 or above may request an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

d.   Participant's Individual Account

     The Participant's Individual Account is credited with the salary deferral, rollover and matching contributions and the amounts of participant earnings dictated by the number of units held in each investment fund. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

     The participant determines the percentage of the investment contributed to one or more of the investment funds. The percentages may be in any whole percentage increment.

e.   Vesting

     Participants are always 100% vested in their salary deferral and rollover contributions and in the earnings received thereon. Matching contributions vest 40% at 2 years of credited service, and in 20% increments each year of service thereafter.


f.   Payment of Benefits

     On termination of service, age 59 1/2, death, or retirement, a participant may elect to receive a distribution for all or part of the value of his/her account, EDS common stock (for any amount so invested), or in the form of joint and survivor 50% non-transferable annuity contract purchased on his/her behalf from an insurance company. With spousal consent, a participant may elect a lump sum distribution or periodic payments in monthly, quarterly, or semiannual installments. Distributions, except annuity payments, may be rolled into another qualified plan or to an individual retirement account.

g.   Loans

     Upon written application of a participant, the Plan Administrator may direct the trustee to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon separation from employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Puerto Rico Department of the Treasury as income for that calendar year. At December 31, 1998 and 1997, the interest rate on new loans was seven and three-quarters percent (7.75%) and eight and one-quarter percent (8.25%), respectively.

                          EDS PUERTO RICO SAVINGS PLAN

                          Notes to Financial Statements


2.   Summary of Significant Accounting Policies

a.   Investments

     The Plan's investments are stated at fair value based on quoted market prices except for its investment contracts with insurance companies which are stated at contract value. Investments in the Income Fund are valued at contract value which approximates fair value and represents contributions made plus interest at the contract rate. Participant loans are presented in the accompanying financial statements at unpaid principal balance which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date.

b.   Benefits

     Benefits are recorded when paid.

c.   Contribution Refunds

     Refunds of excess participant contributions to be made subsequent to the Plan's year end under section 415 of the Code are recorded on an accrual basis. At December 31, 1998, refunds due to participants were allocated as follows:
$234 - Income Fund; $1,990 - EDS Stock Fund; $4,793 - Vanguard Wellington; $5,204 - Vanguard U.S.; $589 - Vanguard International; $4,868 - Vanguard Growth and Income; and $10,019 - Vanguard Money Market. At December 31, 1997, refunds due to participants were allocated as follows: $310 - Income Fund; $1,242 - EDS Stock Fund; $3,874 - Vanguard Wellington; $4,223 - Vanguard U.S.; $1,648 - Vanguard International; $2,464 - Vanguard Growth and Income; $198 - Vanguard Explorer; $21,841 - Vanguard Money Market; and $98 - Vanguard Bond Index Fund.

d.   Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

3.  Plan Termination

    While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of its Board of Directors subject to the provisions of ERISA.

                          EDS PUERTO RICO SAVINGS PLAN

                          Notes to Financial Statements



4.   Investments

     The trustee of the Plan holds the investments of the Plan in trust on behalf of the participants and beneficiaries. Consistent with the fiduciary standards of ERISA, safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

     The Income Fund may include investments in structured investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities.

     The following table presents the fair value/contract value of the Plan's investments at December 31, 1998 and 1997. Investments that represent five percent (5.00%) or more of the Plan's net assets at December 31, 1998 are separately identified.

                                                         1998                            1997
                                               -----------------------------    ----------------------------
                                                 Number        Fair value/        Number        Fair value
                                                of shares        contract       of shares        contract
                                                or units          value          or units          value
                                               ------------    -------------    -----------     ------------

Income Fund, at contract value                     7,696        $   7,696          5,686        $   5,686
EDS Stock Fund (cost of $58,417
     in 1998 and $25,646 in 1997)*                 3,344           71,494            581           25,544
Vanguard Wellington (cost of $108,190
     in 1998 and $74,986 in 1997)*                 3,975          116,665          2,946           86,761
Vanguard U.S. (cost of $76,030 in
     1998 and $43,422 in 1997)*                    2,688          100,769          1,828           52,468
Vanguard International (cost of $13,873
     in 1998 and $15,064 in 1997)                    874           16,411            974           15,971
Vanguard Growth and Income (cost of
     $69,888 in 1998 and $39,166
     in 1997)*                                     2,748           84,522          1,719           45,029
Vanguard Money Market, at cost which
     approximates fair value*                    304,307          304,307        325,804          325,804
Vanguard Bond Index Fund (cost of
     $2,543 in 1998 and $2,275 in 1997)              258            2,650            232            2,343
Vanguard Federal Money Market, at
     cost which approximates fair value              275              275             --               --
Vanguard Explorer (cost of $1,286
     in 1997)                                         --               --             20            1,107
Loan Fund (5 and 4 loans in 1998 and
     1997, respectively, loans outstanding
     from $897 to $4,226 and $595 to
     $5,534 in 1998 and 1997, respectively,
     with  interest  rates from
     7.75% to 8.5% in 1998 and 1997)                  --           12,533             --           19,996
                                                                  -------                         -------
                                                                 $717,322                        $580,709
                                                                  =======                         =======

*  Represents 5% or more of Plan assets as of December 31, 1998.

                          EDS PUERTO RICO SAVINGS PLAN

                          Notes to Financial Statements



    To hedge against adverse foreign currency movements, the Vanguard International fund may enter into contracts for the purchase or sale of a specific foreign currency at a fixed price at a future date. The forward foreign currency rate of the underlying currency and any gains and losses are recorded for financial statement purposes as unrealized until the contract settlement date, at which point they are realized. To hedge against anticipated future changes in interest rates or security prices, the Vanguard Growth and Income fund may utilize futures contracts to a limited extent. This fund receives from or pays to brokers amounts equal to the daily fluctuations in the values of the contracts. These receipts and payments are recorded as unrealized gains and losses until the contract settlement dates, at which point they are realized. The underlying risk to participants is proportional to each participant's number of shares relative to the total number of shares issued by each mutual fund.

5.   Related Party Transactions

     As stated in note 1, the EDS Stock Fund consists of EDS common stock. Additionally, the Vanguard Investment Fund consists of investments in various Vanguard managed mutual funds.

6.   Income Tax Status

     The Puerto Rico Department of the Treasury has determined and informed the Company by a letter dated October 6, 1993 that the Plan and related trust are designed in accordance with applicable sections of the ITA. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

                          EDS PUERTO RICO SAVINGS PLAN

                          Notes to Financial Statements





7. Allocation of Changes in Net Assets Available for Benefits to Investment Programs

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1998:

                                                                                                                 Vanguard
                                    Income        EDS           Vanguard                        Vanguard        Growth and
                                     Fund      Stock Fund      Wellington    Vanguard U.S.    International     Income Fund
                                  ---------    -----------     ----------    -------------    -------------     -----------

Additions to net assets
     attributed to investment
     income:
     Net appreciation
    (depreciation)
       in fair value of
       investments                     --        13,345          (2,070)        18,239            2,565            10,069
     Interest                         403            --              --             --               --                --
     Dividends                         --           549          12,381          6,160              323             3,761
                                    -----        ------         -------         ------           ------            ------
     Total                            403        13,894          10,311         24,399            2,888            13,830


Employee contributions              1,604         4,848             657         18,174            3,095             9,642
Employer contributions                 --        11,049              --             --               --                --
                                    -----        ------         -------         ------           ------            ------
     Total additions                2,007        29,791          10,968         42,573            5,983            23,472

Deductions from net assets
     attributed to withdrawals         --        (1,956)         (1,515)            --               --            (1,904)
Interfund transfers                    --        18,324          19,320          4,351           (4,639)           15,120
                                    -----        ------         -------         ------           ------            ------
     Net increase (decrease)        2,007        46,159          28,773         46,924            1,344            36,688

Net assets available
  for benefits at:
     Beginning of year              5,455        24,543          83,099         48,642           14,478            42,965
                                    -----        ------         -------         ------           ------            ------
     End of year                    7,462        70,702         111,872         95,566           15,822            79,653
                                    =====        ======         =======         ======           ======            ======



                          EDS PUERTO RICO SAVINGS PLAN

                          Notes to Financial Statements



7. Allocation of Changes in Net Assets Available for Benefits to Investment Programs (continued)

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1998:

                                    Vanguard       Vanguard                                     Vanguard
                                    Explorer        Federal       Vanguard                     Bond Index
                                      Fund       Money Market   Money Market     Loan Fund       Fund         Total
                                    --------     ------------   ------------     ----------    ----------    -------
Additions to net assets
    attributed to investment income:
    Net appreciation (depreciation)    (42)            --             --              --           43        42,149
     in fair value of investments
    Interest                            --             --         16,850             686           --        17,939
    Dividends                           --             --             --              --          160        23,334
                                       ---            ---         ------          ------        -----       -------
     Total                             (42)            --         16,850             686          203        83,422

Employee contributions                  55            275         31,444              --          194        69,988
Employer contributions                  --             --             --              --           --        11,049
                                       ---            ---         ------          ------        -----       -------
     Total additions                    13            275         48,294             686          397       164,459

Deductions from net assets
attributed to withdrawals               --             --         (7,480)         (8,212)          --       (21,067)
Interfund transfers                   (929)            --        (51,609)             62           --            --
                                       ---            ---         ------          ------        -----       -------
     Net increase (decrease)          (916)           275        (10,795)         (7,464)         397       143,392

Net  assets available for benefits at:
     Beginning of year                 916             --        305,082          19,997        2,253       547,430
                                       ---            ---         ------          ------        -----       -------
     End of year                        --            275        294,287          12,533        2,650       690,822
                                      ====           ====        =======          ======        =====       =======



                          EDS PUERTO RICO SAVINGS PLAN

                          Notes to Financial Statements



7. Allocation of Changes in Net Assets Available for Benefits to Investment Programs (continued)

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1997:

                                                                                                                        Vanguard
                                    Income          EDS            Vanguard                           Vanguard         Growth and
                                     Fund        Stock Fund        Wellington      Vanguard U.S.    International        Income
                                    ------       ----------        ----------      ------------     -------------    -------------

Additions to net assets
     attributed to investment
     income:
     Net appreciation
     (depreciation) in fair
      value of investments             --             479             4,786            5,276             (167)            3,166
     Interest                         297              --                --               --               --                --
     Dividends                         --             323             6,924            2,036              680             4,762
                                    -----          ------            ------           ------           ------            ------
     Total                            297             802            11,710            7,312              513             7,928

Employee contributions                716           3,721            11,332           10,465              988            11,256
                                    -----          ------            ------           ------           ------            ------
     Total additions                1,013           4,523            23,042           17,777            1,501            19,184

Deductions from net assets
     attributed to withdrawals         --             (22)              --                --           (1,260)               --
Interfund transfers                   (62)         (1,830)           22,599           12,351            1,094             9,567
                                    -----          ------            ------           ------           ------            ------
     Net increase (decrease)          951           2,671            45,641           30,128            1,335            28,751

Net assets available for
     benefits at:
     Beginning of year              4,504          21,872            37,458           18,514           13,143            14,214
                                    -----          ------            ------           ------           ------            ------
     End of year                    5,455          24,543            83,099           48,642           14,478            42,965
                                    =====          ======            ======           ======           ======            ======




                          EDS PUERTO RICO SAVINGS PLAN

                          Notes to Financial Statements




7. Allocation of Changes in Net Assets Available for Benefits to Investment Programs (continued)

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1997:


                                            Vanguard             Vanguard                                 Vanguard
                                            Explorer              Money                 Loan             Bond Index
                                              Fund                Market                Fund                Fund           Total
                                            ---------            --------               ----             ----------        -----
Additions to net assets
  attributed to investment income:
    Net appreciation (depreciation)
       in fair value
       of investments                         (177)                    --                  --                  57          13,420
     Interest                                   --                 18,289                 369                  --          18,955
     Dividends                                 110                     --                  --                 141          14,976
                                               ---                -------              ------               -----         -------
     Total                                     (67)                18,289                 369                 198          47,351

Employee contributions                          --                 17,171                  --                 140          55,789
                                               ---                -------              ------               -----         -------
     Total additions                          (67)                 35,460                 369                 338         103,140

Deductions from net assets
  attributed to withdrawals                     --               (12,438)                (781)                 --         (14,501)
Interfund transfers                            935               (56,627)              12,089                (116)             --
                                               ---                -------              ------               -----         -------
     Net increase (decrease)                   868               (33,605)              11,677                 222          88,639

Net  assets available for benefits at:
     Beginning of year                          48                338,687               8,320               2,031         458,791
                                               ---                -------              ------               -----         -------
     End of year                               916                305,082              19,997               2,253         547,430
                                               ===                =======              ======               =====         =======


                          EDS PUERTO RICO SAVINGS PLAN

          Line 27 (a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                            Description of Investment
                            -------------------------

            Identity of Party                             Rates of              Number of                                Current
                                                          Interest           Shares or Units           Cost               Value
----------------------------------------                  --------           ---------------           ----               -------

Income Fund                                                  --                 7,696              $  7,696             $  7,696

EDS Stock Fund*                                              --                 3,344                58,417               71,494

Vanguard Wellington*                                         --                 3,975               108,190              116,665

Vanguard U.S.*                                               --                 2,688                76,030              100,769

Vanguard International*                                      --                   874                13,873               16,411

Vanguard Growth and Income*                                  --                 2,748                69,888               84,522

Vanguard Money Market *                                      --               304,307               304,307              304,307

Vanguard Bond Index Fund*                                    --                   258                 2,543                2,650

Vanguard Federal Money Market*                               --                   275                   275                  275

Loan Fund*                                              7.75% to 8.5%              --                12,533               12,533
                                                                                                    -------              -------
Total Assets Held for Investment Purposes                                                          $653,752             $717,322
                                                                                                    =======              =======

*  Parties in interest

See accompanying independent auditors' report.


                          EDS PUERTO RICO SAVINGS PLAN

                Line 27 (d) - Schedule of Reportable Transactions

                      For The Year Ended December 31, 1998

                                                                                                          Current
                                                                                                          Value of
                                                                                                          Asset on          Net
 Identity of                                    Number of     Purchase    Selling      Cost of           Transaction      Gain or
Party Involved   Description of Asset         Transactions    Price       Price        Asset                Date          (Loss)
--------------   --------------------         ------------    --------    -------      -------           -----------      -------

    EDS*         EDS Stock Fund                     34         36,546          --       36,546              36,546            --

    EDS*         EDS Stock Fund                      6             --       3,941        3,775               3,941           166

Vanguard *       Vanguard Growth and
                   Income                           34         36,011          --       36,011              36,011            --

Vanguard *       Vanguard Growth and
                    Income                           4             --       6,587        5,288               6,587         1,299

Vanguard *       Vanguard Money Market              51         67,206          --       67,206              67,206            --

Vanguard *       Vanguard Money Market              12             --      88,703       88,703              88,703            --

Vanguard *       Vanguard U.S.                      35         45,433          --       45,433              45,433            --

Vanguard *       Vanguard U.S.                       5             --      15,371       12,825              15,371         2,546

Vanguard *       Vanguard Wellington                30         39,851          --       39,851              39,851            --

Vanguard *       Vanguard Wellington                 4             --       7,876        6,647               7,876         1,229


*Parties in interest

See accompanying independent auditors' report
